SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re Atmel Embeds RADVISION(R) SIP In VoIP Chipsets dated May 15, 2006.

     2.   Press  release  re  RADVISION(R)   Launches   Market's  Most  Powerful
          Conferencing   Platform  as  Part  of  Broad   Strategy   for  Unified
          Communications dated May 22, 2006.

     3.   Press release re AETHRA Chooses  RADVISION's Newly Released SCOPIA v.5
          Conferencing    Platform   to   Further   Enhance    Videoconferencing
          Infrastructure Solutions dated May 24, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION Ltd.

Atmel Embeds RADVISION(R) SIP In VoIP Chipsets

Monday May 15, 7:00 am ET

Chipsets Target VoIP Handsets for Enterprise, SOHO and Consumer Markets

FAIR LAWN, N.J.--(BUSINESS WIRE)--May 15, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia conferencing, communications platforms and development tools, today announced that U.S.-based Atmel(R) Corporation is licensing RADVISION's SIP toolkit to be used on Atmel's product line of wireless and wired Voice-over-IP (VoIP) processors.

The toolkit will be used to bring advanced VoIP capabilities to Atmel's VoIP processor devices that are targeted at embedded applications such as enterprise VoIP WiFi(TM) and wired phones and VoIP enabled home routers. Atmel's silicon products with RADVISION's SIP embedded will be used by tier 1 and tier 2 OEMs and original design manufacturers (ODM) that design and develop wireless VoIP handsets for the Enterprise, SOHO, Service Provider and consumer markets.

The use of the RADVISION SIP toolkit will enable Atmel to roll out products that have the high performance, stability and interoperability required for the business and home environments. The highly integrated architecture of Atmel's VoIP processors allows lower cost, lower power consumption and higher performance than other solutions in the market today.

"Atmel is a leader in the design and manufacture of advanced semiconductors that are optimized for use in the embedded VoIP device market with strict requirements for performance and long battery life consideration," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "Their choice of our award-winning and high performance SIP toolkit with minimal memory footprint is further validation of the success of our SIP products."

"The RADVISION SIP toolkit has provided Atmel and its customers the greatest assurance of worldwide interoperability with various call managers, SIP servers and hardware and software switches," said Richard Bisset, Product Marketing Director for Atmel's Multimedia and Communications Group. "We chose RADVISION's SIP toolkit because of its high interoperability with other products on the market and its high performance. This allows Atmel's solutions to overcome one of the big barriers that face many other solutions in the market place today. We were especially pleased with the fact that the toolkit provides all the necessary SIP and SDP services, such as encoding, sending, parsing and receiving SIP messages over UDP, TCP and TLS, managing SIP calls and transactions. We found the product easy to use and were able to integrate SIP into our VoIP processors in a surprisingly short amount of time. As such, we are very pleased with our decision to license Radvision's SIP software," concluded Mr. Bisset.

About Atmel

Atmel is a worldwide leader in the design and manufacture of microcontrollers, advanced logic, mixed-signal, nonvolatile memory and radio frequency (RF) components. Leveraging one of the industry's broadest intellectual property (IP) technology portfolios, Atmel is able to provide the electronics industry with complete system solutions. Focused on consumer, industrial, security, communications, computing and automotive markets, Atmel ICs can be found Everywhere You Are(R).

(C) 2006 Atmel Corporation. All Rights Reserved. Atmel(R), logo and combinations thereof, Everywhere You Are(R) and others, are registered trademarks, or trademarks of Atmel Corporation or its subsidiaries. Other terms and product names may be trademarks of others.

Information:

For further information on Atmel's Internet Applications and VoIP products, go to http://www.atmel.com/products/Internet/.

Press Contacts:
Richard Bisset, Product Market Director
Phone: (+1) 919 433 9010, Email: rbisset@atmel.com
Helen Perlegos, Public Relations - USA and Asia Pacific Rim,
Phone: (+1) 408 487-2963, Email: hperlegos@atmel.com
Veronique Sablereau, Corporate Communications Manager - Europe
Phone: +33 1 30 60 70 68, Fax: + 49 71 31 67 24 23
Email:  veronique.sablereau@atmel.com


About RADVISION


RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Ltd.
Tsipi Kagan, 201-689-6340
or
Media Relations:
Dukas Public Relations
Kristin Conforti / Todd Barrish
212-704-7385
Kristin@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net cfo@radvision.com

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) Launches Market's Most Powerful Conferencing Platform as Part of Broad Strategy for Unified Communications

Monday May 22, 7:00 am ET

Next Generation SCOPIA(TM) Multimedia Communication Platforms and iVIEW(TM) Management Applications Available Today

FAIR LAWN, N.J.--(BUSINESS WIRE)--May 22, 2006--RADVISION (Nasdaq: RVSN - News), a leading provider of multimedia communication platforms and development tools, today unveiled its next generation SCOPIA platform and iVIEW Suite management application as part of its comprehensive suite of solutions for the Unified Communications market. With this release RADVISION has established new benchmarks for affordable and powerful media processing, superior audio and video quality and ease of use in conference creation and management.

"We are extremely excited about delivering the market the new SCOPIA platform. The world of communications is undergoing dramatic change. Customers are demanding unified voice, video and data capabilities no matter where they are - in a conference room, at their desks or while they are mobile," said Boaz Raviv, RADVISION's CEO. "RADVISION understands this need and SCOPIA and iVIEW are at the core of our strategy to provide the industry with the most comprehensive communication platform and advanced management software available from anyone."

The new SCOPIA platform is a suite of Multipoint Control Units (MCUs) and Gateway products incorporating a new powerful hardware design and enhanced architecture that enables unmatched video quality, dramatically improved ease-of-use and flexible configuration and scalability options. iVIEW Suite, RADVISION's advanced software management application, intuitively manages SCOPIA components and conferencing endpoints providing advanced conferencing functions like conference management, scheduling services and distributed processing to unified conferencing applications.

New features and functionality for Unified Communications

The SCOPIA platform is based on the concept of simplicity and reliability. It separately negotiates optimal audio and video capabilities per connection, ensuring a conferencing experience that is network and endpoint optimized. The new platform supports conferences of up to 2 Mbps, with unlimited H.264 support for enhanced video quality. Built-in 4CIF image resolution delivers sharper, more detailed images.

Customers can select the capacity they need - from 12 to 384 video ports on a single chassis, or up to 1728 audio ports. The new SCOPIA platform provides full SIP and H.323 support, along with adaptable ISDN/PSTN/3G/IP connectivity and a flexible mix of audio, video and gateway ports to deliver the flexibility that RADVISION is known for.

"As long term customers, we were very pleased when given the opportunity to beta test the new SCOPIA platform and iVIEW application," said Dan Tanel CTO for BCS Global Networks. "Our customers continue to raise the bar and demand highly available, reliable and easy-to-use managed video and collaboration services. The SCOPIA platform delivers on these needs and will be a strategic component within our global video architecture to meet our requirements for a high quality, scalable and feature rich platform."

"SCOPIA and iVIEW represent RADVISION's continued commitment to the enterprise conferencing market," said Bob Romano, Vice President Enterprise Marketing. "With this technology, we are positioned to maintain our commanding lead as the premier, multi-party conferencing provider for workflow and collaboration environments."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for video conferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Dukas Public Relations
Kristin Conforti/Todd Barrish, 212-704-7385
Kristin@dukaspr.com/todd@dukaspr.com
or
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                             Source: RADVISION Ltd.

AETHRA Chooses RADVISION's Newly Released SCOPIA v.5 Conferencing Platform to Further Enhance Videoconferencing Infrastructure Solutions

Wednesday May 24, 7:00 am ET

AETHRA Strengthens Its Product Line with the Most Powerful Conferencing Platform Available in the Market Today

ANCONA, Italy & FAIR LAWN, N.J.--(BUSINESS WIRE)--May 24, 2006--AETHRA(R) SpA, a leader in the global telecommunications market with a full range of videoconferencing solutions, and RADVISION(R) (Nasdaq:RVSN - News), a leading provider of multimedia communication platforms and development tools, announced today that AETHRA is further strengthening its Unified Communications offering with RADVISION's recently released SCOPIA v.5 platform.

SCOPIA v.5 is a powerful platform of Multipoint Conferencing Units (MCUs) and Gateway solutions. They provide customers with unmatched flexibility and scale, with up to 336 video ports, video processing on every port, the best video quality available with unlimited H.264 for better video quality at lower bitrates and 4CIF support for images that are four times sharper. The product has been designed to be easy to install, configure, and sell and will accelerate deployments of AETHRA's telecommunications products.

"We are very pleased with our newly enhanced relationship with RADVISION," stated Marco Viezzoli, AETHRA's CEO. "AETHRA solutions have just become easier to use with SCOPIA v.5, a flexible, innovative product. Thanks to our continuing successful partnership with RADVISION, AETHRA can now deliver a full range of high quality videoconferencing products under its own brand from desktop software to end-point solutions, thus becoming a true global solutions provider for Unified Communications. RADVISION and AETHRA together are contributing to a brighter future for visual communications with their powerful technology and strategic partnership."

"AETHRA continues to demonstrate its leadership in the Unified Communications market," said Boaz Raviv, RADVISION's CEO. "With the adaptation of SCOPIA v.5 AETHRA will now be able to provide their customers with the most powerful, flexible and scalable conferencing platform available today. Combining SCOPIA with AETHRA's best of breed video endpoints and the already adopted desktop, 3G and management solutions from RADVISION will allow AETHRA to provide a total conferencing solution to their customers that will reach from the board room to individual users no matter where they are."

About AETHRA

AETHRA (www.aethra.com) is a leader in the global telecommunications market, with distribution of its leading-edge products through businesses and more than 40 telephone companies in over 60 countries worldwide. The company develops, manufactures and markets a wide range of high-performance video communications and audio conferencing products, including rollabouts, set-tops, videophones and special solutions dedicated to telemedicine, video surveillance and distance learning. In addition, AETHRA offers multi-audio, video and data services thanks to AETHRA.net, the company specifically focused on multi-conferencing services. AETHRA also develops and markets internationally a variety of telecommunications products, including ISDN and xDSL systems and networking test equipment. These exceptional products have distinguished AETHRA as a leader in the telecommunications industry worldwide for over 30 years, reflecting its expertise in bringing cutting-edge communications technologies to the market.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION Ltd.
Tsipi Kagan, 201-689-6340
cfo@radvision.com
Or
Dukas Public Relations For RADVISION
Kristin Conforti, 212-704-7385
kristin@dukaspr.com
Or
AETHRA SpA
Marketing:
Roberto Flaiani, +39 071 2189871
flaiani@aethra.com
or
Press Office:
Francesca Galeazzi, +39 071 2189742
francesca.galeazzi@aethra.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  May 31, 2006